Exhibit 99.1

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People' s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company' s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2012, the Company had approximately 144 million long-term individual and group life policies, annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

Commission File Number 001-31914

Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	10

Changes in Share Capital and Shareholdings of Substantial Shareholders	26

Directors, Supervisors, Senior Management and Employees	29

Significant Events	31

International Auditor’s Independent Review Report	38

Condensed Consolidated Statement of Financial Position	39

Condensed Consolidated Statement of Comprehensive Income	41

Condensed Consolidated Statement of Changes in Equity	43

Condensed Consolidated Statement of Cash Flows	44

Notes to the Condensed Consolidated Interim Financial Information	45

Embedded Value	78

China Life Insurance Company Limited

Commission File Number 001-31914

Definitions

The Company [1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

[1]	Except for “the Company” referred to in the Condensed Consolidated Financial Statements.

China Life Insurance Company Limited

Commission File Number 001-31914

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative:

Yang Mingsheng

Secretary to the Board of Directors:

Liu Yingqi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative:

Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

China Life Insurance Company Limited

Commission File Number 001-31914

Company Profile

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Nominated Website for the Company’s Interim Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

Location where the Company’s Interim Reports may be Obtained:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

A Share:	H Share:	ADR:

Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange

Short Name: China Life	Short Name: China Life	Stock Code: LFC

Stock Code: 601628	Stock Code: 2628

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

China Life Insurance Company Limited

Commission File Number 001-31914

Company Profile

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020

Date of the Latest Change of Registration of the Company:

20 June 2012

Address of the Latest Change of Registration of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Address:	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, P.R. China

International Auditor:

PricewaterhouseCoopers

Address: 22/F, Prince’s Building, Central, Hong Kong

China Life Insurance Company Limited

Commission File Number 001-31914

Financial Summary

			RMB million
			Increase/
	As at 30 June	As at 31 December	Decrease from
Major Financial Data	2012	2011	the end of 2011
Total assets	1,769,234	1,583,907	11.7%
Investment assets	1,661,690	1,494,969	11.2%
Total equity holders’ equity	213,473	191,530	11.5%
Equity holders’ equity per share (RMB Yuan)	7.55	6.78	11.5%

Note:	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits

			RMB million
			Increase/
			Decrease from
	January to June	January to June	the corresponding
Major Financial Data	2012	2011	period in 2011
Total revenues	208,600	227,466	-8.3%
Net premiums earned	184,739	194,849	-5.2%
Profit before income tax	11,012	14,927	-26.2%
Net profit attributable to equity holders of the Company	9,635	12,964	-25.7%
Earnings per share (basic and diluted) (RMB Yuan)	0.34	0.46	-25.7%
Weighted average ROE (%)	4.71	6.22	decrease of 1.51 percentage points
Net cash inflow from operating activities	53,314	90,103	-40.8%
Net cash inflow from operating activities per share (RMB Yuan)	1.89	3.19	-40.8%

Note 1:	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
Note 2:	Financial results of the Reporting Period are unaudited.

China Life Insurance Company Limited

Commission File Number 001-31914

Chairman’s Statement

In the first half of 2012, the economic situation both within and outside China remained intricate and complicated. The life insurance industry which is closely related to the macro-economic cycle followed its adjustment trend of last year, and the business development slowed down notably. Faced with severe challenges, all employees of the Company diligently worked together and positively coped with difficulties by firmly grasping the keynotes of “tackling difficulties, making steady progress and striving for development”, strictly adhered to the strategic goals of the “12th Five-Year Plan” and the annual business plan of the Company, and promoted the business development of the Company through product innovation and application of information technologies, which enabled the Company to solidify its market leading position and continue to improve the quality and structure of its business.

As at the end of the Reporting Period, the Company’s total assets reached RMB1,769,234 million, a 11.7% increase from the end of 2011; embedded value was RMB334,326 million, a 14.2% increase from the end of 2011; and new business value for the six months ended 30 June 2012 was RMB12,494 million, a 2.5% increase year-on-year. In the first half of 2012, the Company’s market share2 was approximately 32.4%, maintaining a leading position in life insurance market. Meanwhile, affected by various internal and external factors, during the Reporting Period, the Company’s total revenue was RMB208,600 million, a 8.3% decrease year-on-year; net profit attributable to equity holders of the Company was RMB9,635 million, a 25.7% decrease year-on-year; and earnings per share (basic and diluted) were RMB0.34, a 25.7% decrease year-on-year. The Company issued subordinated term debts of RMB28 billion in a timely manner according to its solvency management objective and long-term capital plan. As at 30 June 2012, the Company’s solvency ratio was 230.56%.

The Company continued to improve its corporate governance structure. In July 2012, the Company successfully completed the change of sessions of the Board of Directors and the Supervisory Committee, and elected members of the fourth session of the Board of Directors and the Supervisory Committee. Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang joined the new session of the Board of Directors, and Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun joined the new session of the Supervisory Committee. The new sessions of the Board of Directors and the Supervisory Committee will continue to play their roles of decision-making and supervision in areas of strategic planning, risk management, internal control and compliance, and performance appraisal. Meanwhile, the Company would like to express its gratitude to the retired Directors Mr. Yuan Li, Mr. Shi Guoqing, Ms. Zhuang Zuojin and Mr. Ma Yongwei and the retired Supervisors Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui for their contribution to the development of the Company during their tenure.

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB49,483 million, which further highlighted the Company’s role in providing economic compensation to the society. While fulfilling its obligations under insurance policies, the Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and scale of business, the Company continued to develop its policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Micro-Insurance and Rural Medical Assistance Insurance. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-9 and approximately 160,000 college-graduate village officials.

[2]	Calculated according to the premium data of life insurance companies in the first half of 2012 released by the CIRC.

China Life Insurance Company Limited

Commission File Number 001-31914

Chairman’s Statement

The Company actively participated in public welfare and charity undertakings. During the Reporting Period, the Company continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans through China Life Foundation by paying monthly subsidies of RMB600 per person. The Company also organized the fourth session of “China Life Summer Camp” and provided orphans from disasters-stricken areas with long-term, continuous physical and emotional support. The Company donated RMB1.37 million to Shangri-la County in Diqing Tibetan Autonomous Prefecture of Yunnan Province, Ziyang City of Sichuan Province and Liangping County of Chongqing City for the construction of three China Life primary schools. The Company donated RMB1 million to “China Women’s Development Foundation-Special Fund for China Women’s Health” to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases.

In the second half of the year, the external environment faced by the life insurance industry will remain tough and complicated, and the foundation of economic recovery is not solid. Impacts of wealth management products and bancassurance regulations will remain. Nevertheless, the launch of new policies with respect to the relaxation of fund application restrictions, the promotion of New Village Cooperative Medical Insurance and micro-insurance businesses and the relief of burden on insurance companies will bring positive changes to the industry. The Company will continue to adhere to the keynotes of “tackling difficulties, making steady progress and striving for development” and insist on the business strategy with a focus on both scale and value, so as to maintain its market leading position. With product innovation driving its development, the Company will implement the product differentiation strategy, explore branded products, develop the protection type products and emphasize on both scale and value. With information technology supporting its development, the Company will strengthen the construction of its information system in a practical way so as to promote the overall improvement of its operations. With investment boosting its development, the Company will strengthen the management on assets and liabilities, grasp opportunities brought by policies and actively expand channels for fund application, with a view to stabilizing and raising the investment yield. The Company will also grasp opportunities brought by policies on tax deferred individual pension insurance business so as to develop its new business growth points. In addition, the Company will firmly build up its risk awareness and strengthen its risk control capacity, so as to maintain a safe and stable development environment for the Company.

China Life Insurance Company Limited

Commission File Number 001-31914

Chairman’s Statement

I am honored to be appointed as the Chairman of the Board of Directors by the shareholders’ general meeting and the Board of Directors, and I am particularly mindful of the great responsibilities I will undertake. I wish to take this opportunity to express my sincere gratitude for the understanding, trust and support that have been given to the Company by all the shareholders, customers and the general public, and my great respect for the selfless contribution and hard work that have long been made by all our employees and marketing partners. “As heaven maintains vigor through movements, a gentleman should constantly strive for self-perfection; as earth’s condition is receptive devotion, a gentleman should hold the outer world with broad mind”. As a leading industry player, we will pursue a development path with China Life’s distinct characteristics by taking advantage of our solid financial foundation and risk resistance capacity and making full use of our advantages of the unique outlet and network system and strong brand recognition. We will improve ourselves on an ongoing basis, strive to forge ahead and work hard for the realization of the harmony and mutual promotion of our customers’ interests and shareholders’ value, the growth of our employees and the development of the Company.

By Order of the Board

Yang Mingsheng
Chairman

Beijing, China
28 August 2012

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

I.	OVERVIEW OF OPERATIONS IN THE FIRST HALF OF 2012

In the first half of 2012, the growth of domestic economy slowed down notably, and life insurance industry faced with severe challenges. The Company tackled difficulties, made steady progress and strived for development. It carefully studied the development trend of life insurance market and strived to overcome difficulties in its development. The Company maintained its leading position in life insurance market with a market share of approximately 32.4% in the first half of 2012. Structure and quality of the business of the Company were further improved, ensuring a steady growth of the new business value. The new business value for the six months ended 30 June 2012 was RMB12,494 million, a 2.5% increase year-on-year. As at the end of the Reporting Period, the Company’s embedded value was RMB334,326 million, a 14.2% increase from the end of 2011. The percentage of first-year regular premiums in first-year premiums increased to 37.43% in the first half of 2012 from 31.11% in the corresponding period of 2011. First-year regular premiums with 10 years or longer payment duration increased by 4.3% as compared to the corresponding period of 2011, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 37.57% in the first half of 2012 from 30.85% in the corresponding period of 2011. The percentage of accident insurance premiums in short-term insurance premiums increased to 60.59% in the first half of 2012 from 57.53% in the corresponding period of 2011. Benefiting from the strategy of developing renewal business consistently adopted by the Company for several years, the renewal premiums grew rapidly during the Reporting Period, which clearly showed the driving force of the renewal premiums. Renewal premiums increased by 22.8% as compared to the corresponding period of 2011 and the percentage of renewal premiums in gross written premiums increased to 55.88% in the first half of 2012 from 43.17% in the corresponding period of 2011. Due to the impacts of macro-economic environment, bancassurance regulations and financial products such as wealth management products offered by banks, there was a significant drop in the first-year premiums earned through bancassurance channel. Meanwhile, due to the Company’s increased efforts on the development of medium and long-term business and traditional protection type business, the business structure of the Company was further optimized though the first-year premiums through exclusive individual agent channel decreased. Affected by the above-mentioned factors, during the Reporting Period, the Company’s net premiums earned was RMB184,739 million, a decrease of 5.2% as compared to the corresponding period of 2011; first-year premiums decreased by 28.8% and first-year regular premiums decreased by 14.3% as compared to the corresponding period of 2011. As at 30 June 2012, the number of in-force policies increased by 3.6% from the end of 2011; the Policy Persistency Rate (14 months and 26 months)3 reached 92.50% and 87.00%, respectively; and the Surrender Rate4 was 1.38%, a 0.09 percentage point decrease as compared to the corresponding period of 2011.

[3]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[4]

The Surrender Rate = Current surrender payment/(Reserve of life insurance and long-term health insurance at the beginning of the period + Current premium of life insurance and long-term health insurance)

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

The Company actively stepped up its efforts on product transformation in exclusive individual agent channel, and explored the market with product innovation. In May 2012, the Company launched Kang Ning Whole Life (2012) Critical Illness Insurance, which accelerated the development of traditional protection type business and obviously optimized the business structure of the Company. The Company consistently implemented the “effective expansion” strategy for team development, and consolidated and expanded the achievements made through transformation and upgrade of the Exclusive Individual Agents Management Measures. The Company strengthened the confidence of its local branches and stimulated the morale of the sales teams at local branches in team building, and stepped up its efforts in offering incentives to the sales management teams at local branches. As a result, the total number of exclusive individual agents increased steadily as compared to the corresponding period of last year and the productivity and volume of its sales teams improved continuously. The Company enhanced its technical and operational supports and continued to promote its mobile marketing system of E-China Life, which improved its sales channels and methods. As at the end of the Reporting Period, the Company had a total of 682,000 exclusive individual agents.

With respect to group insurance channel, its core business made a good progress and the operational results increased remarkably. Premiums earned from short-term insurance business achieved steady growth and the percentage of premiums earned from accident insurance further increased. Meanwhile, by actively grasping opportunities brought by policies and communicating with regulatory authorities and local governments, the Company provided services for social security system and actively prepared for the launch of the pilot project of tax deferred individual pension insurance business. As at the end of the Reporting Period, the Company had a total of 14,000 direct sales representatives.

The Company actively responded to the changes in industry regulations and the challenges from various wealth management products. With respect to the bancassurance channel, the Company strengthened its efforts on product innovation, enhanced agency channel cooperation, and accelerated the channel’s transformation and development with a focus on the two main lines of “team building” and “outlets operation”. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 96,000, with a total of 44,000 sales representatives.

The Company actively explored the construction of its new sales channels. Based on the experience of its pilot programs, the Company further expanded the coverage of its telephone sales channel. In addition, the Company further broadened its product mix and means of payment in the online sales channel.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

The Company proactively responded to dynamic changes in the capital markets. Based on its assets allocation and liabilities position and taking advantage of the allocation opportunities prior to the decrease in benchmark interest rate, the Company increased its proportion of term deposits to 37.65% from 34.84% at the end of 2011 so as to improve its portfolio investment yield. The Company grasped the opportunity of fluctuation in the bond market to adjust its bond structure, increase its allocation in debenture bonds and optimize its bond portfolio. The Company effectively responded to the continuous depression in the equity securities market and took advantage of the opportunities brought about by the market volatility. The proportion of equity securities decreased to 10.01% from 12.17% at the end of 2011, which reduced the risk associated with equity securities. The Company intensified its efforts to expand alternative investments. The Company launched 1 private equity fund investment project with a capital commitment of RMB2,000 million, and 6 debt investment plans in the infrastructure industry with a total contract amount of RMB4,510 million and a relatively high expected average investment yield. The duration of these alternative investment assets effectively match the duration of the Company’s liabilities, and these alternative investments promoted the diversification of the Company’s portfolio. They are expected to create long-term and stable investment returns for the Company and demonstrate the Company’s capability to invest in new investment channels. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,661,690 million, an increase of 11.2% from the end of 2011. During the Reporting Period, the interest income increased significantly and the net investment yield5 was 4.48%. However, due to the continuous depression in the capital markets, the impairment losses of equity securities increased significantly, the gross investment yield6 was 2.83% and the gross investment yield including share of profit of associates7 was 2.98%.

The Company insisted on constant innovation for the purposes of continuously enhancing its capability of supporting business operations and steadily improving the quality and efficiency of its services. The Company strengthened its information technology services, made full use of its mobile marketing system of E-China Life, optimized its sales business process, and effectively enhanced the productivity of its sales teams. The Company also made great efforts to improve the ancillary facilities of its system by equipping its service counters with integrated electronic devices. The Company fully promoted the underwriting by telephone so as to improve the customer experience and boost the sales through new sales channels. By making its service commitments, the Company improved the quality of its claim settlement services. The Company also strengthened its cooperation with third parties and promoted the batch processing system of living condition investigation. The Company further pushed forward its customer relation management (CRM) by expanding the application of the CRM system in greater depth and breadth. The Company also shortened the time required for handling 95519 customer queries, enhanced its efficiency in handling customer complaints, increased the revisit of new policyholders and completed the notice service integration. The Company continued to conduct such activities as “Hand in Hand”, “China Life Customer Day” and the upgrade of counter services.

[5]

Net investment yield = {[(Investment income—Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182} × 366

[6]

Gross investment yield = {[(Investment income + Net realized gains/(losses) and impairment on financial assets + Net fair value gains/ (losses) through profit or loss—Business tax and extra charges for investment)/ ((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182} × 366

[7]

Gross investment yield including share of profit of associates = {[(Investment income + Net realized gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss—Business tax and extra charges for investment + Share of profit of associates)/((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period)/2)]/182} × 366

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

The Company complied with Section 404 of the U.S. Sarbanes-Oxley Act continuously, and implemented the standard regulations on corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by 5 ministries including the Ministry of Finance as well as the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. The Company strengthened its efforts on risk early-warning and risk management by grade. With the promotion of its internal control implementation manual which covered all aspects of the Company and the comprehensive assessments on its internal control, the Company further improved its internal control system. By developing and using the internal control management information system which covered the entire process of the internal control management, the Company significantly improved the efficiency and effectiveness of its internal control management. The Company conducted its sales risk management by grade at local branches, developed an updated version of the sales risk monitoring and evaluating system at local branches, carried out risk monitoring through different channels and extended coverage to branches at prefectural and municipal levels. The sensitivity of early-warning was further enhanced.

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1.	Total Revenues

		RMB million
	January to June	January to June
	2012	2011
Net premiums earned	184,739	194,849
Individual life insurance business	176,483	186,846
Group life insurance business	315	298
Short-term insurance business	7,941	7,705

Investment income	35,303	30,309
Net realised gains and impairment on financial assets	(13,114)	601
Net fair value gains through profit or loss	177	405
Other income	1,495	1,302

Total	208,600	227,466

Net Premiums Earned

(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 5.5% year-on-year. This was primarily due to a decrease in first-year premiums of individual life insurance business resulting from the influence of macro-economic environment and bancassurance regulations, and the impact of financial products including wealth management products offered by banks.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 5.7% year-on-year. This was primarily due to an increase in premiums from group term life insurance products.

(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 3.1% year-on-year. This was primarily due to the Company’s increased efforts for the development of accident insurance business.

Gross written premiums categorized by business:

		RMB million
	January to June	January to June
	2012	2011
Individual Life Insurance Business	176,499	186,858
First-year business	72,885	102,472
Single	45,486	70,498
First-year regular	27,399	31,974
Renewal business	103,614	84,386
Group Life Insurance Business	316	299
First-year business	316	298
Single	315	297
First-year regular	1	1
Renewal business	—	1
Short-term Insurance Business	8,623	8,333
Short-term accident insurance business	5,225	4,794
Short-term health insurance business	3,398	3,539

Total	185,438	195,490

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

Gross written premiums categorized by channel:

		RMB million
	January to June	January to June
	2012	2011
Exclusive Individual Agent Channel	103,623	92,012
First-year business of long-term insurance	19,828	22,787
Single	141	180
First-year regular	19,687	22,607
Renewal business	83,715	69,164
Short-term insurance business	80	61
Group Insurance Channel	9,415	9,057
First-year business of long-term insurance	872	784
Single	871	783
First-year regular	1	1
Renewal business	—	1
Short-term insurance business	8,543	8,272
Bancassurance Channel	72,400	94,421
First-year business of long-term insurance	52,501	79,199
Single	44,789	69,832
First-year regular	7,712	9,367
Renewal business	19,899	15,222
Short-term insurance business	—	—

Total	185,438	195,490

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

Investment Income

		RMB million
	January to June	January to June
	2012	2011
Investment income from securities at fair value through profit or loss	836	201
Investment income from available-for-sale securities	10,664	12,066
Investment income from held-to-maturity securities	6,330	5,303
Investment income from bank deposits	14,959	11,573
Investment income from loans	2,027	1,120
Other investment income	487	46

Total	35,303	30,309

(1)	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 315.9% year-on-year. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 11.6% year-on-year. This was primarily due to the Company’s decreased allocation in available-for-sale securities and a decrease in dividend of investment funds resulting from the continuous depression in the capital markets.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 19.4% year-on-year. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity securities.

(4)	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 29.3% year- on-year. This was primarily due to the increased volume of deposits resulting from the Company’s increased allocation.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 81.0% year-on-year. This was primarily due to the increased volume of policy loans and the change of loan rate, and the Company’s increased allocation in debt investment plans.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets decreased year-on-year. This was primarily due to an increase in impairment losses of available-for-sale securities resulting from the continuous depression in the capital markets.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss decreased by 56.3% year-on-year. This was primarily due to a decrease in fair value of securities at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 14.8% year-on-year. This was primarily due to an increase in commission fees earned from P&C Company.

2.	Benefits, Claims and Expenses

		RMB million
	January to June	January to June
	2012	2011
Insurance benefits and claims expenses	168,414	180,406
Individual life insurance business	164,146	176,242
Group life insurance business	258	252
Short-term insurance business	4,010	3,912
Investment contract benefits	968	965
Policyholder dividends resulting from participation in profits	2,495	5,764
Underwriting and policy acquisition costs	14,569	15,343
Finance costs	891	143
Administrative expenses	9,813	9,030
Other operating expenses	1,614	1,700
Statutory insurance fund contribution	345	357

Total	199,109	213,708

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business decreased by 6.9% year-on-year. This was primarily due to a decrease in increase in insurance contracts liabilities.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business increased by 2.4% year-on-year. This was primarily due to the growth of group term life insurance business.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 2.5% year-on-year. This was primarily due to the increased volume of short-term insurance business.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 0.3% year-on-year. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 56.7% year-on-year. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 5.0% year-on-year. This was primarily due to a decrease in first-year premiums.

Finance Costs

During the Reporting Period, finance costs increased by 523.1% year-on-year. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.7% year-on-year. This was primarily due to the increasing market competition and rising labor costs.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

Other Operating Expenses

During the Reporting Period, other operating expenses decreased by 5.1% year-on-year. This was primarily due to the change of foreign exchange gains or losses.

3.	Profit before Income Tax

		RMB million
	January to June	January to June
	2012	2011
Individual life insurance business	9,015	12,340
Group life insurance business	88	268
Short-term insurance business	247	870
Other	1,662	1,449

Total	11,012	14,927

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 26.9% year-on-year. This was primarily due to the impact on individual life insurance segment caused by the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital markets.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business decreased by 67.2% year-on-year. This was primarily due to the impact on group life insurance segment caused by the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital markets.

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 71.6% year-on-year. This was primarily due to an increase in management fees of short-term insurance segment resulting from certain factors including rising management costs.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB1,271 million, a 31.4% decrease year-on-year. This was primarily due to a decrease in taxable income and the impact of the deferred tax. The Company’s effective tax rate for the first half of 2012 was 11.54%.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB9,635 million, a 25.7% decrease year-on-year. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital markets.

III.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

1.	Major Assets

		RMB million
	As at 30 June 2012	As at 31 December 2011
Investment assets	1,661,690	1,494,969
Term deposits	625,695	520,793
Held-to-maturity securities	323,111	261,933
Available-for-sale securities	500,250	562,948
Securities at fair value through profit or loss	46,976	23,683
Securities purchased under agreements to resell	1,498	2,370
Cash and cash equivalents	88,317	55,985
Loans	69,690	61,104
Statutory deposits-restricted	6,153	6,153
Other assets	107,544	88,938

Total	1,769,234	1,583,907

Term Deposits

As at the end of the Reporting Period, term deposits increased by 20.1% from the end of 2011. This was primarily due to the Company’s increased efforts for investment in negotiated deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 23.4% from the end of 2011. This was primarily due to the fact that the Company increased the volume of held-to-maturity assets appropriately in light of market conditions.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 11.1% from the end of 2011. This was primarily due to the Company’s decreased allocation in available-for-sale securities.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 98.4% from the end of 2011. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 57.8% from the end of 2011. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 14.1% from the end of 2011. This was primarily due to an increase in the demand for policy loans, as well as the Company’s increased efforts for investment in debt investment plans.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	As at 30 June 2012		RMB million As at 31 December 2011
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	88,317	5.32%	55,985	3.74%
Term deposits	625,695	37.65%	520,793	34.84%
Bonds	703,947	42.36%	666,684	44.60%
Funds	69,042	4.16%	85,057	5.69%
Common stocks	95,376	5.74%	95,553	6.39%
Other investment form	79,313	4.77%	70,897	4.74%

Total	1,661,690	100%	1,494,969	100%

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

2.	Major Liabilities

		RMB million
	As at 30 June 2012	As at 31 December 2011
Insurance contracts	1,300,002	1,199,373
Investment contracts	66,790	69,797
Securities sold under agreements to repurchase	42,529	13,000
Policyholder dividends payable	44,146	46,368
Annuity and other insurance balances payable	16,498	11,954
Bonds payable	57,982	29,990
Deferred tax liabilities	7,688	1,454
Other liabilities	18,213	18,583

Total	1,553,848	1,390,519

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 8.4% from the end of

2011. This was primarily due to new insurance business and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied the liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 4.3% from the end of 2011. This was primarily due to a decrease in the account volume of group annuity products specified in investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 227.1%

from the end of 2011. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 4.8% from the end of 2011. This was primarily due to a decrease in investment yields for participating products.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 38.0%

from the end of 2011. This was primarily due to an increase in maturity benefits payable.

Bonds Payable

As at the end of the Reporting Period, bonds payable increased by 93.3% from the end of 2011. This was primarily due to the issuance of subordinated term debts by the Company in the first half of 2012.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 428.7% from the end of 2011. This was primarily due to an increase in the fair value of available-for-sale securities.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB213,473 million, a 11.5% increase from the end of 2011. This was primarily due to an increase in the fair value of available-for-sale securities and the influence from net profit during the Reporting Period.

IV.	ANALYSIS OF CASH FLOWS

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash flows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB88,317 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB625,695 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB708,707 million, while investments in equity securities had a fair value of RMB166,390 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

		RMB million
	January to June 2012	January to June 2011
Net cash inflow from operating activities	53,314	90,103
Net cash outflow from investing activities	(73,427)	(82,493)
Net cash inflow from financing activities	52,437	24,269
Foreign currency gains/(losses) on cash and cash equivalents	8	(202)

Net increase of cash and cash equivalents	32,332	31,677

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 40.8% year-on-year. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss and a decrease in premium income. Net cash outflow from investing activities decreased by 11.0% year-on-year. This was primarily due to the needs for investment management. Net cash inflow from financing activities increased by 116.1% year-on-year. This was primarily due to the issuance of subordinated term debts by the Company in the first half of 2012.

China Life Insurance Company Limited

Commission File Number 001-31914

Management Discussion and Analysis

V.	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

		RMB million
	As at 30 June 2012	As at 31 December 2011
Actual capital	164,222	113,685
Minimum capital	71,226	66,826
Solvency ratio	230.56%	170.12%

The increase of the Company’s solvency ratio was primarily due to the combined effects of the issuance of subordinated term debts and the increase in the fair value of available-for-sale securities. According to the medium and long-term capital planning, the Company was approved by CIRC to issue subordinated term debts of not exceeding RMB38 billion. The Company successfully issued the first tranche of subordinated term debts of RMB28 billion by actively taking advantage of favorable opportunities at the end of June 2012, thereby effectively improving its solvency ratio.

China Life Insurance Company Limited

Commission File Number 001-31914

Changes in Share Capital and Shareholdings of Substantial Shareholders

(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

(2)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLERS

1.	Number of shareholders and their shareholdings

Total number of shareholders at	No. of A shareholders: 226,473

the end of the Reporting Period	No. of H shareholders: 36,080

Particulars of top ten shareholders of the Company	Unit: Shares

			Total number of
			shares held as at the	Increase/decrease	Number of shares
		Percentage of	end of the	during the Reporting	subject to selling	Number of shares
Name of shareholder	Nature of shareholder	shareholding	Reporting Period	Period	restrictions	pledged or frozen
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited Note [1]	Foreign shareholder	25.73%	7,272,314,564	+1,485,462	—	—
State Development & Investment Corporation Note [2]	Other	0.13%	36,123,900	-13,676,100	—	—
PICC Life Insurance Company Limited – Participating–Participating Products of Individual Life Insurance	Other	0.11%	31,563,321	+4,272,698	—	—
China National Investment & Guaranty Co., Ltd Note [2]	Other	0.10%	29,200,000	—	—	—
China Construction Bank-Bosera Theme Industry Stock Securities Investment Fund	Other	0.09%	26,650,604	+22,070,691	—	—
National Social Security Fund-Portfolio 103	Other	0.09%	26,560,929	+22,980,172	—	—
China National Nuclear Corporation Note [2]	Other	0.07%	20,000,000	—	—	—
China International Television Corporation Note [2]	Other	0.07%	18,452,300	—	—	—
ICBC-Invesco Great Wall Selected Blue Chip Stock Securities Investment Fund	Other	0.06%	15,600,000	+3,744,621	—	—

China Life Insurance Company Limited

Commission File Number 001-31914

Changes in Share Capital and Shareholdings of Substantial Shareholders

Details of shareholders	Note 1:	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged and frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	Note 2:	State Development & Investment Corporation, China National Investment & Guaranty Co., Ltd., China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement is from 9 January 2007 to 9 January 2008.

	Note 3:	The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company.

(3)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2012, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
Blackrock, Inc. (Note)	Interest in controlled	H Shares	442,430,195	(L)	5.94%	1.57%
	corporations		64,017,349	(S)	0.86%	0.23%

The letter “L” denotes a long position. The letter “S” denotes a short position.

China Life Insurance Company Limited

Commission File Number 001-31914

Changes in Share Capital and Shareholdings of Substantial Shareholders

Note:	Blackrock, Inc. was interested in a total of 442,430,195 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Capital Management, Inc., BlackRock Asset Management Canada Limited, BlackRock Investments Canada, Inc., BlackRock Asset Management Japan Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock International Limited, BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Managers Limited and BlackRock Asset Management Deutschland AG were interested in 7,643,983 H shares, 434,786,212 H shares, 246,538,865 H shares, 171,684,865 H shares, 6,323,000 H shares, 934,000 H shares, 641,000 H shares, 2,108,830 H shares, 112,000 H shares, 316,000 H shares, 72,794,217 H shares, 102,000 H shares, 6,830,000 H shares, 38,343,242 H shares, 51,774,058 H shares, 6,321,000 H shares, 877,000 H shares and 1,135,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Blackrock, Inc.

Blackrock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 64,017,349 H shares (0.86%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2012, had an interest or short position in the shares or underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited

Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees

I.	APPOINTMENT AND DISMISSAL OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT, AND NUMBER OF EMPLOYEES

1.	Appointment and Dismissal of Directors, Supervisors and Senior Management

(1)	On 29 February 2012, the employment contract entered into between the Company and Ms. Hwei-Chung Shao as Chief Actuary of the Company came to an end. Ms. Hwei-Chung Shao ceased to be the Chief Actuary of the Company after the expiry of her employment contract. With the approval given at the seventeenth meeting of the third session of the Board and the approval from CIRC, Mr. Li Mingguang served as the Chief Actuary of the Company since 26 March 2012.

(2)	In May 2012, Mr. Yuan Li tendered his resignation as Chairman and Executive Director of the Company due to reallocation to other job duties. As approved at the 2011 Annual General Meeting of the Company held on 22 May 2012, Mr. Yang Mingsheng was elected as an Executive Director of the Company. As approved at the nineteenth meeting of the third session of the Board held on the same day, Mr. Yang Mingsheng was elected as the Chairman of the third session of the Board of the Company.

(3)	On 10 July 2012, the Company held the 2012 first Extraordinary General Meeting (the “EGM”). At the EGM, Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi were elected as Executive Directors of the fourth session of the Board of the Company, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong were elected as Non-executive Directors of the fourth session of the Board of the Company, and Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang were elected as Independent Directors of the fourth session of the Board of the Company. On 25 July 2012, as approved at the first meeting of the fourth session of the Board, Mr. Yang Mingsheng was elected as the Chairman of the fourth session of the Board of the Company.

(4)	On 10 July 2012, the Company held the 2012 first EGM. At the EGM, Ms. Xia Zhihua and Mr. Shi Xiangming were elected as Shareholder Representative Supervisors of the fourth session of the Supervisory Committee of the Company, and Mr. Luo Zhongmin was elected as an External Supervisor of the fourth session of the Supervisory Committee of the Company. Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Luo Zhongmin, together with Ms. Yang Cuilian and Mr. Li Xuejun who were elected as Employee Representative Supervisors at the Employee Representative Meeting of the Company, formed the fourth session of the Supervisory Committee. On 25 July 2012, as approved at the first meeting of the fourth session of the Supervisory Committee, Ms. Xia Zhihua was elected as the Chairperson of the fourth session of the Supervisory Committee of the Company.

(5)	In May 2012, Mr. Shi Guoqing and Ms. Zhuang Zuojin, Non-executive Directors of the third session of the Board, tendered their resignations as Directors of the Company due to age.

(6)	In July 2012, Mr. Ma Yongwei, Independent Director of the third session of the Board, retired as Director of the Company on the expiry of the term of the third session of the Board.

(7)	In July 2012, Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui, Supervisors of the third session of the Supervisory Committee, retired as Supervisors of the Company on the expiry of the term of the third session of the Supervisory Committee.

China Life Insurance Company Limited

Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees

2.	Number of Employees

As at 30 June 2012, the Company had 100,175 employees in total.

II.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

III.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at 30 June 2012, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

IV.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the period from 1 January 2012 to 30 June 2012.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

I.	CORPORATE GOVERNANCE

In the first half of 2012, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2012, each of the third session of the Board of Directors and the third session of the Supervisory Committee held 4 regular meetings. As at the latest practicable date (28 August 2012), each of the fourth session of the Board of Directors and the fourth session of the Supervisory Committee held 2 regular meetings. The Company held the 2011 Annual General Meeting on 22 May 2012. The announcements concerning the resolutions approved at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

The Company carefully studied the HKSE’s amendments to the Listing Rules and the Corporate Governance Code. Based on such amendments, the Company amended the “Procedural Rules for Board Meetings”, “Procedural Rules for Supervisory Committee Meetings”, “Procedural Rules for Audit Committee Meetings” and “Procedural Rules for Nomination and Remuneration Committee Meetings”, and updated the information of corporate governance on the website of the Company and the HKExnews website of Hong Kong Exchanges and Clearing Limited, which further increased the transparency of its corporate governance practices.

Save as disclosed below, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices during the period from 1 January 2012 to 31 March 2012 and the Corporate Governance Code (the “CG Code”) during the period from 1 April 2012 to 30 June 2012 as set out in Appendix 14 to the Listing Rules. In respect of code provisions A.6.7 and E.1.2 of the CG Code, Mr. Yuan Li (Chairman of the Board) was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Wan Feng (Executive Director) in writing to attend and chair the meeting on his behalf; Mr. Bruce Douglas Moore (Independent Director) was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Sun Changji (Independent Director) in writing to attend the meeting on his behalf; Mr. Miao Jianmin (Non-executive Director) and Mr. Ma Yongwei (Independent Director) were unable to attend the 2011 Annual General Meeting due to other business commitments.

The Audit Committee of the Board of the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2012.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

II.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend for the Reporting Period.

According to the Profit Distribution Plan of the Company for the year 2011 approved at the 2011 Annual General Meeting held on 22 May 2012, after the appropriation of RMB1,848 million to its discretionary surplus reserve fund (being 10% of its net profit for the year 2011 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.23 per share (inclusive of applicable tax) to all shareholders of the Company, totaling approximately RMB6,501 million.

III.	FORMULATION AND IMPLEMENTATION OF CASH DIVIDEND POLICY DURING THE REPORTING PERIOD

1.	During the Reporting Period, in accordance with Article 212 of the Articles of Association, the cash dividend policy of the Company is as follows:

(1)	The Company’s profit distribution shall focus on a reasonable investment return for investors and its profit distribution policies shall be sustainable and steady.

(2)	The Company may distribute dividends in the form of cash or share and may distribute interim dividends in the form of cash. The Company’s dividends shall not bear interest, unless the Company fails to distribute the dividends to the shareholders on the day when the dividends were due to be distributed.

(3)	Unless otherwise provided by applicable laws and regulations, any public issue of the Company’s securities shall be subject to the satisfaction of the condition that the cumulative profits distributed in cash over the past three years by the Company shall be no less than 30% of the average annual distributable profit under the China Accounting Standards for Business Enterprises achieved over the past three years.

(4)	The dividends paid by the Company shall not exceed its distributable profit. If the Company’s solvency ratio falls short of 100% of the regulatory requirement, the Company shall not distribute profit to its shareholders; if the Company’s solvency ratio falls short of 150% of the regulatory requirement, the lower of the following two factors shall be taken as the basis for profit distribution:

(i) the distributable profit as ascertained under the Accounting Standards for Business Enterprises; (ii) the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

(5)	In the event that there are profits realized in the current year but no cash profit distribution plan is presented, relevant information shall be disclosed in the annual report.

2.	Please refer to “II. Implementation of Profit Distribution Plan during the Reporting Period” for the implementation of cash dividend policy during the Reporting Period.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

IV.	MAJOR LITIGATION AND ARBITRATION

The Company was not a party to any major litigation or arbitration during the Reporting Period.

V.	PURCHASE AND SALE OF THE COMPANY’S ASSETS, AND MERGER AND ACQUISITION DURING THE REPORTING PERIOD

During the Reporting Period, the Company had neither purchased nor sold any of the Company’s assets, nor carried out any merger and acquisition.

VI.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company’s listed securities.

VII.	MAJOR CONNECTED TRANSACTIONS OF THE COMPANY DURING THE REPORTING PERIOD

1.	Continuing Connected Transactions

(1)	Policy Management Agreement

The Company and CLIC have constantly signed policy management agreements since 30 September 2003. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2012 to 31 December 2014. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The annual cap for each of the three years ending 31 December 2014 is RMB1,188 million.

For the first half of 2012, the service fee paid by CLIC to the Company amounted to RMB515 million.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

(2)	Asset Management Agreements

(a)	Asset Management Agreement between AMC and the Company

Since 30 November 2003, the Company has been entering into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2010. The Company and AMC entered into an asset management agreement on 30 December 2010, which was for a term of one year from 1 January 2011 to 31 December 2011, and would be automatically renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ written notice prior to the expiry of the then current term. As neither of the parties served a termination notice, such agreement had been automatically extended to 31 December 2012 pursuant to its terms. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The annual cap of the asset management fee for the year 2012 is RMB900 million.

For the first half of 2012, the Company paid AMC an asset management fee of RMB365 million.

(b)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has been entering into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2011. CLIC and AMC entered into an asset management agreement on 29 December 2011, which was for a term of three years from 1 January 2012 to 31 December 2014. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The annual caps for the three years ending 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

For the first half of 2012, CLIC paid AMC an asset management fee of RMB66 million.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

(3)	Insurance Sales Framework Agreement

On 18 November 2008, the Company and P&C Company entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and P&C Company entered into the 2012 insurance sales framework agreement, the terms and conditions of which were substantially same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement was for a term of two years and would be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 insurance sales framework agreement in respect of the period after the expiry of the 2008 insurance sales framework agreement and before the commencement of the term of the 2012 insurance sales framework agreement. Pursuant to the agreement, P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The annual caps for the three years ending 31 December 2014 are RMB660 million, RMB800 million and RMB960 million, respectively.

For the first half of 2012, P&C Company paid the Company an agency service fee of RMB295 million.

2.	Other Major Connected Transactions

(1)	Acquisition of Properties from CLI

On 27 June 2012, the Company and China Life Investment Holding Company Limited (the “CLI”) entered into a property transfer framework agreement, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties will be signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties cannot be signed prior to the expiry of the framework agreement.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

(2)	The Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC and charges trustee management fees and account management fees in accordance with the agreement.

3.	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

VIII.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the income from which accounts for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Apart from entrusting funds with AMC and its subsidiaries for asset management purposes, the Company did not entrust other companies with the management of cash assets during the Reporting Period.

4.	Except otherwise disclosed in this interim report, the Company had no other material contracts during the Reporting Period.

China Life Insurance Company Limited

Commission File Number 001-31914

Significant Events

IX.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

X.	AUDITORS

Resolutions were passed at the 2011 Annual General Meeting held on 22 May 2012 to engage PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers as the PRC and international auditors to the Company in 2012, respectively. This interim report was unaudited.

XI.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2012. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policy.

XII.	OTHER AFFAIRS

With the approvals from the seventeenth meeting of the third session of Board and the 2011 Annual General Meeting, the Company may, subject to the approvals from relevant regulatory authorities, (1) issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion, which will be issued in one or more tranche(s) to qualified investors who meet the relevant regulatory requirements, with a term of no less than 10 years and by reference to market interest rate; and (2) depending on the market condition, issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency.

With the approval from CIRC, the Company issued subordinated term debts of RMB28 billion in June 2012 in the PRC to qualified investors who meet the relevant regulatory requirements. Such issuance of subordinated term debts is the first tranche issued within the approved limit. The proceeds from the issuance of subordinated term debts would be used to replenish the Company’s supplementary capital and to raise the solvency ratio according to applicable laws and regulations and approvals from regulatory authorities. For details as to the issuance of the subordinated term debts, please refer to the announcements of the Company posted on the website of the SSE and the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 27 March 2012, 5 April 2012, 23 May 2012, 30 June 2012 and 17 July 2012, respectively.

China Life Insurance Company Limited

Commission File Number 001-31914

International Auditor’s Independent Review Report

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 39 to 77, which comprises the condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2012 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 28 August 2012

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

China Life Insurance Company Limited

Commission File Number 001-31914

Condensed Consolidated Statement of Financial Position

As at 30 June 2012

	Note	Unaudited As at 30 June 2012 RMB million	Audited As at 31 December 2011 RMB million
ASSETS
Property, plant and equipment		20,321	20,231
Investments in associates	6	26,169	24,448
Held-to-maturity securities	7.1	323,111	261,933
Loans	7.2	69,690	61,104
Term deposits	7.3	625,695	520,793
Statutory deposits – restricted		6,153	6,153
Available-for-sale securities	7.4	500,250	562,948
Securities at fair value through profit or loss	7.5	46,976	23,683
Securities purchased under agreements to resell		1,498	2,370
Accrued investment income		27,522	22,946
Premiums receivable		15,213	8,253
Reinsurance assets		897	878
Other assets		17,422	12,182
Cash and cash equivalents		88,317	55,985

Total assets		1,769,234	1,583,907

The notes on pages 45 to 77 form an integral part of the interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Condensed Consolidated Statement of Financial Position

As at 30 June 2012

	Note	Unaudited As at 30 June 2012 RMB million	Audited As at 31 December 2011 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,300,002	1,199,373
Investment contracts	9	66,790	69,797
Securities sold under agreements to repurchase		42,529	13,000
Policyholder dividends payable		44,146	46,368
Annuity and other insurance balances payable		16,498	11,954
Premiums received in advance		2,742	3,719
Bonds payable		57,982	29,990
Other liabilities		15,263	13,968
Deferred tax liabilities	14	7,688	1,454
Current income tax liabilities		16	750
Statutory insurance fund		192	146

Total liabilities		1,553,848	1,390,519

Equity
Share capital	18	28,265	28,265
Reserves		104,028	83,371
Retained earnings		81,180	79,894

Attributable to equity holders of the Company		213,473	191,530

Non-controlling interests		1,913	1,858

Total equity		215,386	193,388

Total liabilities and equity		1,769,234	1,583,907

Approved and authorized for issue by the Board of Directors on 28 August 2012

Yang Mingsheng	Wan Feng
Director	Director

The notes on pages 45 to 77 form an integral part of the interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2012

		Unaudited For the six months ended 30 June
		2012	2011
	Note	RMB million	RMB million
REVENUES
Gross written premiums	5	185,438	195,490
Less: premiums ceded to reinsurers		(151)	(124)

Net written premiums	5	185,287	195,366
Net change in unearned premium reserves		(548)	(517)

Net premiums earned		184,739	194,849

Investment income	10	35,303	30,309
Net realised gains and impairment on financial assets	11	(13,114)	601
Net fair value gains through profit or loss	12	177	405
Other income		1,495	1,302

Total revenues		208,600	227,466

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	5	(64,175)	(59,403)
Accident and health claims and claim adjustment expenses	5	(4,010)	(3,912)
Increase in insurance contracts liabilities	5	(100,229)	(117,091)
Investment contract benefits		(968)	(965)
Policyholder dividends resulting from participation in profits		(2,495)	(5,764)
Underwriting and policy acquisition costs		(14,569)	(15,343)
Finance costs		(891)	(143)
Administrative expenses		(9,813)	(9,030)
Other operating expenses		(1,614)	(1,700)
Statutory insurance fund contribution		(345)	(357)

Total benefits, claims and expenses		(199,109)	(213,708)

Share of profit of associates		1,521	1,169

Profit before income tax	13	11,012	14,927
Income tax	14	(1,271)	(1,853)

Net profit		9,741	13,074

Attributable to:
– equity holders of the Company		9,635	12,964
– non-controlling interests		106	110

Basic and diluted earnings per share	15	RMB0.34	RMB0.46

The notes on pages 45 to 77 form an integral part of the interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2012

	Unaudited For the six months ended 30 June
	2012	2011
	RMB million	RMB million
Other comprehensive income
Fair value gains/(losses) on available-for-sale securities	11,702	(19,541)
Amount transferred to net profit from other comprehensive income	13,115	(604)
Portion of fair value losses on available-for-sale securities attributable to participating policyholders	—	2,521
Share of other comprehensive income of associates	200	(123)
Income tax relating to components of other comprehensive income	(6,194)	4,406

Other comprehensive income for the period	18,823	(13,341)

Total comprehensive income for the period	28,564	(267)

Attributable to:
– equity holders of the Company	28,444	(353)
– non-controlling interests	120	86

The notes on pages 45 to 77 form an integral part of the interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2012

	Unaudited
	Attributable to equity holders of the Company			Non-
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	controlling interests RMB million	Total RMB million
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	12,964	110	13,074
Other comprehensive income	—	(13,317)	—	(24)	(13,341)

Total comprehensive income	—	(13,317)	12,964	86	(267)

Transactions with owners
Appropriation to reserve	—	3,368	(3,368)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	3,368	(14,674)	(58)	(11,364)

As at 30 June 2011	28,265	90,563	78,223	1,793	198,844

As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	9,635	106	9,741
Other comprehensive income	—	18,809	—	14	18,823

Total comprehensive income	—	18,809	9,635	120	28,564

Transactions with owners
Appropriation to reserve	—	1,848	(1,848)	—	—
Dividends paid (Note16)	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with equity holders	—	1,848	(8,349)	(65)	(6,566)

As at 30 June 2012	28,265	104,028	81,180	1,913	215,386

The notes on pages 45 to 77 form an integral part of the interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2012

	Unaudited For the six months ended 30 June
	2012	2011
	RMB million	RMB million
Net cash inflow from operating activities	53,314	90,103

Net cash outflow from investing activities	(73,427)	(82,493)

Net cash inflow from financing activities	52,437	24,269

Foreign currency gains/(losses) on cash and cash equivalents	8	(202)

Net increase in cash and cash equivalents	32,332	31,677

Cash and cash equivalents

Beginning of period	55,985	47,854

End of period	88,317	79,531

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	84,333	71,124
Short-term bank deposits	3,984	8,407

The notes on pages 45 to 77 form an integral part of the interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong Limited, the New York Stock Exchange and the Shanghai Stock Exchange.

This unaudited condensed consolidated interim financial information is presented in millions of Renminbi (“RMB million”) unless otherwise stated. This condensed consolidated interim financial information has been approved for issue by the Board of Directors on 28 August 2012.

2	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standard Board. The condensed consolidated interim financial information should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with IFRS.

Except as described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2011, as described in those annual financial statements.

New accounting standards, amendments and interpretations pronouncements

(a)	New amendment adopted by the Group

The following revised amendment is mandatory for the first time for the financial year beginning 1 January 2012.

Effective for annual period
Amendment	Content	beginning on or after
IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011

The adoption of IAS 12 Amendment has no impact on the operating results, financial position or comprehensive income of the Group.

The adoption of IFRS 7 Amendment has no material impact on the Group’s interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

2	BASIS OF PREPARATION (CONTINUED)

New accounting standards, amendments and interpretations pronouncements (continued)

(b)	There are no new amendments and interpretations mandatory for the first time for the financial year beginning 1 January 2012 but not relevant to the Group currently.

(c)	New standards and amendments have been issued but are not effective for the financial year beginning 1 January 2012.

Effective for annual period
Standard/Amendment	Content	beginning on or after
IAS 1 Amendment	Presentation of Financial Statements: Other Comprehensive Income	1 July 2012
IAS 19 Amendment	Employee Benefits	1 January 2013
IFRS 7 Amendment	Disclosure: Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 Revised	Separate Financial Statements	1 January 2013
IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013
IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014
IFRS 9, IFRS 9 Amendments and IFRS 7 Amendment	Financial Instruments and Financial Instruments: Disclosures	1 January 2015

Description of these Standards and Amendments were disclosed in the consolidated statements of the Group for the year ended 31 December 2011. The Group is considering the impact of these Standards and Amendments on the consolidated financial statements.

In addition, “Annual Improvements 2011” was issued in May 2012. These annual improvements process was established to make non-urgent but necessary amendments to IFRSs. The amendments in “Annual Improvements 2011” are effective for annual periods beginning on or after 1 January 2013. No amendment was early adopted by the Group and no material changes to accounting policies are expected as a result of these improvements.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the condensed consolidated interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2011.

There have been no changes in the Group’s risk management processes since 31 December 2011 or in any risk management policies.

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Level 2 fair value is based on valuation technique using significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experience.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 30 June 2012:

	Level 1	Level 2	Level 3	Total balance
Assets
Available-for-sale securities
– Equity securities	139,616	1,319	3,568	144,503
– Debt securities	30,376	325,070	301	355,747
Securities at fair value through profit or loss
– Equity securities	21,821	64	2	21,887
– Debt securities	16,389	8,700	—	25,089

Total assets	208,202	335,153	3,871	547,226

Liabilities
Investment contracts at fair value through profit or loss	(44)	—	—	(44)

Total liabilities	(44)	—	—	(44)

The following table presents the changes in Level 3 instruments for the six months ended 30 June 2012:

			Securities at
			fair value
			through
	Available-for-sale Securities		profit or loss	Total
	Debt securities	Equity securities	Equity securities	assets
Opening balance	301	2,437	—	2,738
Purchases	—	1,030	—	1,030
Net amount transferred into Level 3	—	58	2	60
Fair value changes recognised in other comprehensive income	—	43	—	43

Closing balance	301	3,568	2	3,871

The instruments valued under Level 3 above did not have material impact to the profit of the Group for the six months ended 30 June 2012.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2011:

	Level 1	Level 2	Level 3	Total balance
Assets
Available-for-sale securities
– Equity securities	174,987	1,997	2,437	179,421
– Debt securities	30,465	352,761	301	383,527
Securities at fair value through profit or loss
– Equity securities	2,459	—	—	2,459
– Debt securities	8,687	12,537	—	21,224

Total assets	216,598	367,295	2,738	586,631

Liabilities
Investment contracts at fair value through profit or loss	(57)	—	—	(57)

Total liabilities	(57)	—	—	(57)

The following table presents the changes in Level 3 instruments for the six months ended 30 June 2011:

	Available-for-sale Securities		Securities at fair value through profit or loss
	Debt securities	Equity securities	Equity securities	Total assets
Opening balance	301	1,384	—	1,685
Net amount transferred into Level 3	—	212	—	212
Fair value changes recognised in other comprehensive income	—	(4)	—	(4)

Closing balance	301	1,592	—	1,893

The instruments valued under Level 3 above did not have material impact to the profit of the Group for the six months ended 30 June 2011.

For the six months ended 30 June 2012 and 2011, the Group transferred certain equity securities between Level 1, Level 2 and Level 3 due to changes in availability of market observable inputs.

For the six months ended 30 June 2012, there were no significant changes in the business or economic circumstances that affect the fair value of the Group’s financial assets and financial liabilities. There were also no reclassifications of financial assets.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term life insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate & other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, as described in Note 17, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains or losses through profit or loss and foreign exchange gains or losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2012
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	176,499	316	8,623	—	—	185,438
– Term Life	1,020	294	—	—	—
– Whole Life	18,752	21	—	—	—
– Endowment	135,322	—	—	—	—
– Annuity	21,405	1	—	—	—
Net premiums earned	176,483	315	7,941	—	—	184,739
Investment income	33,439	1,506	239	119	—	35,303
Net realised gains and impairment on financial assets	(12,457)	(561)	(90)	(6)	—	(13,114)
Net fair value gains through profit or loss	167	8	1	1	—	177
Other income	183	194	—	1,495	(377)	1,495
Including: inter-segment revenue	—	—	—	377	(377)	—

Segment revenues	197,815	1,462	8,091	1,609	(377)	208,600

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(64,007)	(168)	—	—	—	(64,175)
Accident and health claims and claim adjustment expenses	—	—	(4,010)	—	—	(4,010)
Increase in insurance contracts liabilities	(100,139)	(90)	—	—	—	(100,229)
Investment contract benefits	(260)	(708)	—	—	—	(968)
Policyholder dividends resulting from participation in profits	(2,468)	(27)	—	—	—	(2,495)
Underwriting and policy acquisition costs	(12,616)	(48)	(1,640)	(265)	—	(14,569)
Finance costs	(681)	(24)	(184)	(2)	—	(891)
Administrative expenses	(6,830)	(238)	(1,792)	(953)	—	(9,813)
Other operating expenses	(1,534)	(62)	(147)	(248)	377	(1,614)
Including: Inter-segment expenses	(358)	(16)	(3)	—	377	—
Statutory insurance fund contribution	(265)	(9)	(71)	—	—	(345)

Segment benefits, claims and expenses	(188,800)	(1,374)	(7,844)	(1,468)	377	(199,109)

Share of profit of associates	—	—	—	1,521	—	1,521

Segment results	9,015	88	247	1,662	—	11,012

Income tax						(1,271)

Net profit						9,741

Other comprehensive income attributable to equity holders of the Company	17,815	802	127	65	—	18,809

Depreciation and amortisation	718	25	194	40	—	977

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2011
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	186,858	299	8,333	—	—	195,490
– Term Life	949	233	—	—	—
– Whole Life	18,506	49	—	—	—
– Endowment	144,437	—	—	—	—
– Annuity	22,966	17	—	—	—
Net premiums earned	186,846	298	7,705	—	—	194,849
Investment income	28,398	1,476	247	188	—	30,309
Net realised gains and impairment on financial assets	622	32	5	(58)	—	601
Net fair value gains through profit or loss	376	20	3	6	—	405
Other income	217	78	—	1,355	(348)	1,302
Including: inter-segment revenue	—	—	—	348	(348)	—

Segment revenues	216,459	1,904	7,960	1,491	(348)	227,466

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(59,222)	(181)	—	—	—	(59,403)
Accident and health claims and claim adjustment expenses	—	—	(3,912)	—	—	(3,912)
Increase in insurance contracts liabilities	(117,020)	(71)	—	—	—	(117,091)
Investment contract benefits	(917)	(48)	—	—	—	(965)
Policyholder dividends resulting from participation in profits	(5,383)	(381)	—	—	—	(5,764)
Underwriting and policy acquisition costs	(13,654)	(40)	(1,505)	(144)	—	(15,343)
Finance costs	(135)	(7)	(1)	—	—	(143)
Administrative expenses	(6,637)	(191)	(1,307)	(895)	—	(9,030)
Other operating expenses	(859)	(709)	(308)	(172)	348	(1,700)
Including: Inter-segment expenses	(328)	(17)	(3)	—	348	—
Statutory insurance fund contribution	(292)	(8)	(57)	—	—	(357)

Segment benefits, claims and expenses	(204,119)	(1,636)	(7,090)	(1,211)	348	(213,708)

Share of profit of associates	—	—	—	1,169	—	1,169

Segment results	12,340	268	870	1,449	—	14,927

Income tax						(1,853)

Net profit						13,074

Other comprehensive income attributable to equity holders of the Company	(12,485)	(649)	(109)	(74)	—	(13,317)

Depreciation and amortisation	745	21	149	31	—	946

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

6	INVESTMENTS IN ASSOCIATES

	2012	2011
	RMB million	RMB million
As at 1 January	24,448	20,892
Scrip dividend from Sino-Ocean Land Holdings Limited (“Sino-Ocean”)(Note)	113	91
Share of profit	1,521	1,169
Other equity movements	200	(123)
Dividend received	(113)	(91)

As at 30 June	26,169	21,938

Note:	A dividend in respect of 2011 of HKD 0.10 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 11 May 2012. Sino-Ocean announced a Scrip Dividend Scheme on 23 May 2012, under which each shareholder may elect to receive the 2011 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB 113 million with a corresponding increase in the carry value of investments in associates.

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at	As at
	30 June 2012	31 December 2011
	RMB million	RMB million
Debt securities
Government bonds	89,271	87,451
Government agency bonds	103,628	89,631
Corporate bonds	28,872	6,437
Subordinated bonds/debts	101,340	78,414

Total	323,111	261,933

Debt securities
Listed in mainland, PRC	36,604	34,006
Listed in Hong Kong, PRC	12	12
Listed in Singapore	18	18
Unlisted	286,477	227,897

Total	323,111	261,933

The estimated fair value of listed held-to-maturity securities was RMB 38,320 million as at 30 June 2012 (31 December 2011: RMB 35,842 million).

The unlisted debt securities refer to both debt securities traded on the interbank market in China and debt securities not publicly traded.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

7	FINANCIAL ASSETS (CONTINUED)

7.1	Held-to-maturity securities (continued)

Debt securities – contractual maturity schedule	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Maturing:
Within one year	50	1,428
After one year but within five years	28,611	25,324
After five years but within ten years	76,376	52,080
After ten years	218,074	183,101

Total	323,111	261,933

7.2	Loans

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Policy loans	35,569	32,321
Other loans	34,121	28,783

Total	69,690	61,104

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

7	FINANCIAL ASSETS (CONTINUED)

7.2	Loans (continued)

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Maturing:
Within one year	35,569	32,321
After one year but within five years	6,418	6,270
After five years but within ten years	27,703	22,513

Total	69,690	61,104

7.3	Term deposits

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Maturing:
Within one year	64,915	44,876
After one year but within five years	551,040	453,117
After five years but within ten years	9,740	22,800

Total	625,695	520,793

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Debt securities
Government bonds	51,062	60,325
Government agency bonds	140,242	148,539
Corporate bonds	127,515	125,407
Subordinated bonds/debts	36,928	49,256

Subtotal	355,747	383,527

Equity securities
Funds	58,719	84,767
Common stocks	83,812	93,384
Other	1,972	1,270

Subtotal	144,503	179,421

Total	500,250	562,948

Debt securities
Listed in mainland, PRC	31,932	31,642
Listed in Singapore	223	175
Unlisted	323,592	351,710

Subtotal	355,747	383,527

Equity securities
Listed in mainland, PRC	86,737	97,633
Listed in Hong Kong, PRC	4,561	4,783
Unlisted	53,205	77,005

Subtotal	144,503	179,421

Total	500,250	562,948

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities (continued)

The unlisted securities include equity securities not traded on stock exchanges, debt securities traded on the interbank market in China, and debt securities not publicly traded.

Debt securities – contractual maturity schedule	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Maturing:
Within one year	4,336	4,191
After one year but within five years	44,718	46,199
After five years but within ten years	144,874	138,659
After ten years	161,819	194,478

Total	355,747	383,527

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

7	FINANCIAL ASSETS (CONTINUED)

7.5	Securities at fair value through profit or loss

	As at	As at
	30 June 2012	31 December 2011
	RMB million	RMB million
Debt securities
Government bonds	571	589
Government agency bonds	5,408	4,285
Corporate bonds	19,110	16,350

Subtotal	25,089	21,224

Equity securities
Funds	10,323	290
Common stocks	11,564	2,169

Subtotal	21,887	2,459

Total	46,976	23,683

Debt securities
Listed in mainland, PRC	6,946	5,830
Unlisted	18,143	15,394

Subtotal	25,089	21,224

Equity securities
Listed in mainland, PRC	11,716	2,279
Unlisted	10,171	180

Subtotal	21,887	2,459

Total	46,976	23,683

The unlisted securities include equity securities not traded on stock exchanges and debt securities traded on the interbank market in China.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the company’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2012	4.70%~5.00%
As at 31 December 2011	4.50%~5.00%
As at 30 June 2011	4.75%~5.00%

For the insurance contracts of which the future returns are not affected by investment yields of the corresponding investment portfolios, the Group uses discount rate assumption to assess the time value impacts based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2012	2.93%~5.54%
As at 31 December 2011	2.65%~5.66%
As at 30 June 2011	2.56%~5.67%

The discount rate assumption is affected by factors such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

8	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 30 June 2012	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 31 December 2011	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 30 June 2011	30.40~44.59	0.90%~1.00%	13.11	0.86%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, and future expectations.

The Group adopted consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the historical experience and expectation of future events.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

8	INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Gross
Long-term insurance contracts	1,290,715	1,190,486
Short-term insurance contracts
– claims and claim adjustment expenses	3,028	3,189
– unearned premiums	6,259	5,698

Total, gross	1,300,002	1,199,373

Recoverable from reinsurers
Long-term insurance contracts	(730)	(730)
Short-term insurance contracts
– claims and claim adjustment expenses	(44)	(45)
– unearned premiums	(89)	(76)

Total, ceded	(863)	(851)

Net
Long-term insurance contracts	1,289,985	1,189,756
Short-term insurance contracts
– claims and claim adjustment expenses	2,984	3,144
– unearned premiums	6,170	5,622

Total, net	1,299,139	1,198,522

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

8	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

	2012 RMB million	2011 RMB million

– Notified claims	354	326
– Incurred but not reported	2,835	2,978

Total as at 1 January – Gross	3,189	3,304

Cash paid for claims settled in period
– Cash paid for current period’s claims	(1,976)	(1,996)
– Cash paid for prior periods’ claims	(2,233)	(2,118)
Claims incurred in period
– Claims arising in current period	4,014	4,090
– Claims arising in prior periods	34	(140)

Total as at 30 June – Gross	3,028	3,140

– Notified claims	155	208
– Incurred but not reported	2,873	2,932

Total as at 30 June – Gross	3,028	3,140

The table below presents movements in unearned premium reserves:

	2012 RMB million			2011 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	5,698	(76)	5,622	5,997	(83)	5,914
Increase	6,259	(89)	6,170	6,480	(85)	6,395
Release	(5,698)	76	(5,622)	(5,997)	83	(5,914)

As at 30 June	6,259	(89)	6,170	6,480	(85)	6,395

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

8	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2012 RMB million	2011 RMB million
As at 1 January	1,190,486	1,008,896
Premiums	176,815	187,156
Release of liabilities (i)	(106,442)	(97,995)
Accretion of interest	29,048	22,851
Change in assumptions	(917)	1,622
Other movements	1,725	3,463

As at 30 June	1,290,715	1,125,993

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Investment contracts with Discretionary participating features (“DPF”)	48,599	52,072
Investment contracts without DPF
– At amortised cost	18,147	17,668
– Designated as at fair value through profit or loss	44	57

Total	66,790	69,797

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

9	INVESTMENT CONTRACTS (CONTINUED)

The table below presents movements of investment contracts with DPF:

	2012 RMB million	2011 RMB million
As at 1 January	52,072	50,839
Deposits received	4,263	4,865
Deposits withdrawn, payments on death and other benefits	(8,373)	(4,276)
Policy fees deducted from account balances	(35)	(47)
Interest credited	672	637

As at 30 June	48,599	52,018

10	INVESTMENT INCOME

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Debt securities
– held-to-maturity securities	6,330	5,303
– available-for-sale securities	8,254	8,101
– at fair value through profit or loss	469	164
Equity securities
– available-for-sale securities	2,410	3,965
– at fair value through profit or loss	367	37
Bank deposits	14,959	11,573
Loans	2,027	1,120
Securities purchased under agreements to resell	487	46

Total	35,303	30,309

For the six months ended 30 June 2012, included in investment income is interest income of RMB 32,526 million (for the six months ended 30 June 2011: RMB 26,305 million). All interest is accrued using the effective interest method.

The investment income from listed debt and equity securities for the six months ended 30 June 2012 was RMB 3,450 million (for the six months ended 30 June 2011: RMB 3,344 million). The investment income from unlisted debt and equity securities for the six months ended 30 June 2012 was RMB 14,380 million (for the six months ended 30 June 2011: RMB 14,228 million).

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

11	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Debt securities
Net realised gains (i)	967	417
Reversal of impairment	51	—

Subtotal	1,018	417

Equity securities
Net realised gains (i)	1,036	3,762
Impairment (ii)	(15,168)	(3,578)

Subtotal	(14,132)	184

Total	(13,114)	601

(i)	Net realised gains on financial assets are from available-for-sale securities.
(ii)	During the six months ended 30 June 2012, the Group recognised impairment charge of RMB 7,029 million (for the six months ended 30 June 2011: RMB 188 million) of available-for-sale funds and RMB 8,139 million (for the six months ended 30 June 2011: RMB 3,390 million) of available-for-sale common stocks, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Debt securities	225	(31)
Equity securities	(11)	181
Stock appreciation rights	(37)	255

Total	177	405

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Employee salaries and welfare costs	3,552	3,202
Housing benefits	288	266
Contribution to the defined contribution pension plan	834	753
Depreciation and amortisation	977	946
Exchange losses/(gains)	(46)	283

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Current taxation – Enterprise income tax	1,231	1,459
Deferred taxation	40	394

Taxation charges	1,271	1,853

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

14	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC is as follows:

			For the six months ended 30 June
			2012 RMB million	2011 RMB million
Profit before income tax			11,012	14,927

Tax computed at the statutory tax rate			2,753	3,732
Non-taxable income	(i	)	(1,668)	(2,058)
Additional tax liability from expenses not deductible for tax purposes	(i	)	166	155
Unused tax losses			31	24
Other			(11)	—

Income tax at effective tax rate			1,271	1,853

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

14	TAXATION (CONTINUED)

(c)	As at 30 June 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investment RMB million (ii)	Others RMB million (iii)	Total RMB million
As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(674)	628	(348)	(394)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	5,036	—	5,036
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

As at 30 June 2011	(12,435)	4,162	509	(7,764)

As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(187)	542	(395)	(40)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(6,194)	—	(6,194)

As at 30 June 2012	(12,453)	4,205	560	(7,688)

(i)	The deferred tax liability brought forward as at 1 January 2011 arising from the insurance category represented mainly the tax impact related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the six months ended 30 June 2012 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/ (losses) of available-for-sale securities and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

14	TAXATION (CONTINUED)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	4,505	10,306
– deferred tax assets to be recovered within 12 months	1,070	1,595

Subtotal	5,575	11,901

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(13,105)	(13,105)
– deferred tax liabilities to be settled within 12 months	(158)	(250)

Subtotal	(13,263)	(13,355)

Total net deferred tax liabilities	(7,688)	(1,454)

15	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2012 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2011: 28,264,705,000).

16	DIVIDENDS

A dividend in respect of 2011 of RMB 0.23 per ordinary share, totalling RMB 6,501 million, was approved at the Annual General Meeting in May 2012.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

17	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 30 June 2012:

Significant related party	Relationship with the Company

CLIC	The ultimate holding company

China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company

China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company

Sino-Ocean	An associate of the Company

China Guangfa Bank Company Limited (“CGB”)	An associate of the Company

China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC

China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of CLIC

China Life Franklin Asset Management Co., Limited (“AMC HK”)	An indirect subsidiary of the Company

China Life Investment Holding Company Limited (“IHC”)	Under common control of CLIC

China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the six months ended 30 June
	Note	2012 RMB million	2011 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	515	539
Asset management fee earned from CLIC	(ii.a)	66	64
Dividends to CLIC		4,444	7,729
Dividends to CLIC from AMC		65	58
Awards on recovery of non-performing assets and others earned from CLIC		—	14
Retired Personnel management fee earned from CLIC		2	—
Asset management fee earned from China Life Overseas	(ii.d)	9	8
Asset management fee earned from CLP&C	(ii.c)	4	20
Property insurance payments to CLP&C		27	27
Claim payment and others to the Company from CLP&C		6	4
Brokerage fee from CLP&C	(iii)	295	162
Additional capital contribution to CLP&C		—	1,600
Rentals and service fee income earned from CLP&C		10	8
Rentals, project payments and others to CLRE	(iv)	12	12
Property leasing expense charged by IHC	(v)	31	33
Asset management fee earned from IHC		2	3
Service fee and other income earned from IHC		7	6
Additional capital contribution to China Life Yuantong	(viii)	361	—
Transaction with CGB
Interest income earned from CGB		398	322
Brokerage fee charged by CGB	(vi)	5	5
Premium earned from CGB		1	—
Transaction with Sino-Ocean
Subordinated debts purchased from Sino-Ocean		—	260
Scrip dividends from Sino-Ocean (Note 6)		113	91
Interest earned from subordinated debts		13	—
Project management fee paid to Sino-Ocean		16	—
Transaction with EAP
Payment to EAP		122	114
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii.b)	365	327
Dividends to the Company		97	87
Payments of insurance policies by AMC to the Company		1	—
Transaction with Pension Company
Rental and disbursement from Pension Company		53	46
Brokerage fee to the Company	(vii)	2	26
Annuity promotion fee to the Company		8	9
IT services fee income earned from Pension Company		1	1
Transaction with AMC HK
Investment management fee charged to the Company by AMC HK	(ii.e)	4	5

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Note:

(i)	On 15 December 2011, CLIC and the Company entered into a renewal agreement, with effective period to 31 December 2014, to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB 8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated statement of comprehensive income.

(ii.a)	On 29 December 2011, CLIC and AMC entered into a renewal agreement, with effective period to 31 December 2014, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The service fee could be adjusted according to the performance.

(ii.b)	On 30 December 2010, the Company and the AMC entered into a renewal agreement, with effective period to 31 December 2011. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. The Company agreed to pay the AMC a fixed service fee and a performance fee. The annual fixed service fee is calculated with reference to the net asset value of the assets by the rate of 0.05% and is payable monthly. The performance fee if earned is charged at 20% of the fixed service fee per annum subject to performance assessment and is payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 31 December 2011, the agreement automatically renewed for one year with effective period to 31 December 2012. Asset management fees charged to the Company by AMC is eliminated in the consolidated statement of comprehensive income.

(ii.c)	In 2012, CLP&C and the AMC signed an agreement, with effective period to 31 December 2013. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiry. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance.

(ii.d)	In 2012, China Life Overseas and the AMC HK entered into an agreement. According to the agreement, China Life Overseas and AMC HK set a benchmark for annual net investment return yield and China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual annual net investment return yield. This agreement will be in effect from 1 January 2012 to 31 December 2012.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Note: (continued)

(ii.e)	In September 2011, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based on the annual investment instruction and related terms and conditions. In accordance with the 2012 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value for 2012. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. In accordance with the 2012 annual instruction, the calculation and payment of asset management fees are same as 2011. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 1 January 2011, Pension Company and AMC signed an agreement with effective period to 31 December 2011. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually. On 1 January 2012, the agreement automatically renewed for one year to 31 December 2012. Asset management fees charged to Pension Company by AMC are eliminated in the consolidated statement of comprehensive income.

(iii)	In November 2008, the Company and CLP&C entered into a 2-year agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in certain jurisdictions. The service fee is determined according to cost (tax included) added marginal profit. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. On 8 March 2012, the Company and CLP&C entered into a new 2-year agreement, which was subject to an automatic renewal for one year if there was no objection by both parties upon expiry with all the original terms remaining the same. The parties also agreed that the agreement signed in 2008 remains effective until 2012 agreement becomes effective.

(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.

(v)	On 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis. The agreement will expire on 31 December 2012.

(vi)	On 19 April 2012, the Company and CGB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through banking network are included in the agreement. CGB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policies being handled at fixed commission rate which is not more than RMB 1 per policy, where CGB handles premiums receipts and benefits payments. The agreement has a term of three years and is subject to an automatic renewal for one year.

(vii)	In December 2011, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at 50% to 80% of the first year management fee according to the terms of insurance contracts. The agreement term was one year and subject to an automatic renewal for one year if there was no objection by both parties upon expiry. The terms and conditions of the agreement remain unchanged.

(viii)	At the 23rd meeting of the third session of the Board Committee held on 9 May 2012, AMC made its capital contribution to China Life Yuantong in proportion to its equity holding ratio of 19%. The total amount was RMB 361 million. As a result, the total capital contribution from AMC to China Life Yuantong is RMB 475 million.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in CGB and subordinated debts issued by Sino-Ocean.

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
The Group
Amount due from CLIC	538	596
Amount due to CLIC	(2)	(1)
Amount due from China Life Overseas	9	5
Amount due from CLP&C	28	51
Amount due to CLP&C	(6)	(1)
Amount due from IHC	9	15
Amount due to IHC	(4)	(8)
Amount due from China Life Yuantong	—	167
Amount due from CLRE	—	1
Amount deposited with CGB	12,621	16,000
Held Subordinated debts of Sino-Ocean	223	260
Amount due from CGB	350	311
Amount due to CLRE	(4)	—
The Company
Amount due from Pension Company	73	75
Amount due to Pension Company	—	(2)
Amount due to AMC	(125)	(59)
Amount due to AMC HK	(4)	(4)

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2012 RMB million	2011 RMB million
Salaries and other benefits	6	6

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the PRC relevant authorities.

(e)	Transactions with state-owned enterprises

Under IAS 24 (Revised), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Revised) exemption and disclose only qualitative information.

As at and during the period ended 30 June 2012, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2012, a large portion of group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

18	SHARE CAPITAL

	As at 30 June 2012		As at 31 December 2011
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

18	SHARE CAPITAL (CONTINUED)

As at 30 June 2012, the Company’s share capital was as follows:

	As at 30 June 2012
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are A shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

19	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Pending lawsuits	194	168

The Group has been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations, the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits, the contingent liabilities of which could be reliably estimated, as contingent liabilities. As at 30 June 2012 and 31 December 2011, the Group has other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

China Life Insurance Company Limited

Commission File Number 001-31914

Notes to the Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2012

20	COMMITMENTS

(a)	Capital commitments

Capital commitments contracted for at the end of the reporting period but not yet paid/provided for are as follows:

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Investment (Note)	3,537	3,543
Property, plant and equipment	3,220	3,562
Others	13	42

Total	6,770	7,147

Note: Significant investment commitments of the Group at the end of the reporting period are as follows:

	As at 30 June 2012
Significant investment commitments	Total amounts	Amounts not yet paid
Capital commitments to contribute to Beijing CITIC Investment Centre, L.P.	2,000	1,400
Capital commitments in relation to the China South to North Water Diversion Project	2,500	667
Capital commitments to contribute to Hony Capital RMB Fund 2010, L.P.	1,500	582
Capital commitments in relation to the Ertan hydropower plant project	900	540
Capital commitments in relation to China Guangdong Nuclear (“CGN”) wind energy project	400	252

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million
Land and buildings
Not later than one year	410	403
Later than one year but not later than five years	477	509
Later than five years	26	29

Total	913	941

The operating lease payments charged to profit before income tax for the six months ended 30 June 2012 were RMB 327 million (for the six months ended 30 June 2011: RMB 301 million).

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited, and the Property Leasing Agreement Between China Life Investment Holding Company Limited and China Life Insurance Company Limited, nor the future financial impact of transactions of China Life Insurance Company Limited with China Life Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2012 are consistent with those used as at 31 December 2011.

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2012 and corresponding results as at 31 December 2011 are shown below:

Table 1
Components of Embedded Value	RMB million

	30 June	31 Dec
ITEM	2012	2011
A Adjusted Net Worth	136,286	110,266
B Value of In-Force Business before Cost of Solvency Margin	232,639	215,608
C Cost of Solvency Margin	(34,598)	(33,020)
D Value of In-Force Business after Cost of Solvency Margin (B + C)	198,041	182,588
E Embedded Value (A + D)	334,326	292,854

Notes:	1) Numbers may not be additive due to rounding.

2) Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2012 and for the corresponding period of last year:

Table 2
Components of Value of Half Year’s Sales	RMB million

	30 June	30 June
ITEM	2012	2011
A Value of Half Year’s Sales before Cost of Solvency Margin	14,364	14,336
B Cost of Solvency Margin	(1,870)	(2,150)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	12,494	12,186

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3
Analysis of Embedded Value Movement in the First Half Year of 2012	RMB million

ITEM
A Embedded Value at Start of Year	292,854
B Expected Return on Embedded Value	14,178
C Value of New Business in the Period	12,494
D Operating Experience Variance	638
E Investment Experience Variance	12,298
F Methodology and Model Changes	328
G Market Value and Other Adjustments	7,131
H Exchange Gains or Losses	46
I Shareholder Dividend Distribution	(6,501)
J Other	861
K Embedded Value as at 30 June 2012 (sum A through J)	334,326

Notes: 1)	Numbers may not be additive due to rounding.

2) Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2012 plus the expected return on investments supporting the 2012 opening net worth.

C	Value of new business sales in the first half year of 2012.

D	Reflects the difference between actual operating experience in the first half year of 2012 (including lapse, mortality, morbidity and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2012.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2012 to 30 June 2012, and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2012.

J	Other miscellaneous items.

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4
Sensitivity Results	RMB million

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF HALF YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	198,041	12,494
1. Risk discount rate of 11.5%	188,270	11,898
2. Risk discount rate of 10.5%	208,537	13,132
3. 10% increase in investment return	232,102	14,035
4. 10% decrease in investment return	164,512	10,969
5. 10% increase in expenses	195,582	11,546
6. 10% decrease in expenses	200,804	13,442
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	196,358	12,434
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	200,138	12,555
9. 10% increase in lapse rates	197,095	12,371
10. 10% decrease in lapse rates	199,756	12,615
11. 10% increase in morbidity rates	196,161	12,401
12. 10% decrease in morbidity rates	200,246	12,588
13. 10% increase in claim ratio of short term business	197,726	12,184
14. 10% decrease in claim ratio of short term business	198,355	12,804
15. Solvency margin at 150% of statutory minimum	190,733	11,528
16. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	195,650	12,142

Adjusted Net Worth
Base case scenario	136,286
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	124,903

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 30 June 2012 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2012, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2012;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•

the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

China Life Insurance Company Limited

Commission File Number 001-31914

Embedded Value

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the Company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

16th August 2012

China Life Insurance Company Limited

Commission File Number 001-31914

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Xia Guanglai of the Xinjiang Uygur Autonomous Region Branch of the Company.